UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 5

To

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

CHROMADEX CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

171077407

(CUSIP Number)

Copy to:

Barry Honig

555 South Federal Highway #450

Boca Raton, FL 33432

561-307-2287

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

CUSIP No. 171077407

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 405,721
	6	SHARED VOTING POWER 137,777(1)
	7	SOLE DISPOSITIVE POWER 405,721
	8	SHARED DISPOSITIVE POWER 137,777(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,498(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.12% (Based on 48,187,298 shares outstanding as of November 8, 2017)
12	TYPE OF REPORTING PERSON* IN

(1)Represents (i) 68,888 shares of common stock issuable upon exercise of outstanding warrants held by GRQ Consultants, Inc. 401K (“401K”) and (ii) 68,889 shares of common stock issuable upon exercise of outstanding warrants held by GRQ Consultants, Inc. Roth 401K Barry Honig (“Roth 401K”). Barry Honig is the Trustee of 401K and Roth 401K and in such capacity is deemed to have voting and dispositive power over the securities held by such entities.

(2)Represents (i) 405,721 shares of common stock held by Barry Honig, (ii) 68,888 shares of common stock issuable upon exercise of outstanding warrants held by 401K and (iii) 68,889 shares of common stock issuable upon exercise of outstanding warrants held by Roth 401K.

CUSIP No. 171077407

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 68,888(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 68,888(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,888(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.14% (Based on 48,187,298 shares outstanding as of November 8, 2017)
12	TYPE OF REPORTING PERSON* OO

(1)Represents 68,888 shares of common stock issuable upon exercise of outstanding warrants held by 401K. Barry Honig is the Trustee of 401K and in such capacity is deemed to have voting and dispositive power over the securities held by such entity.

CUSIP No. 171077407

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 68,889(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 68,889(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,889(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.14% (Based on 48,187,298 shares outstanding as of November 8, 2017)
12	TYPE OF REPORTING PERSON* OO

(1)Represents 68,889 shares of common stock issuable upon exercise of outstanding warrants held by Roth 401K. Barry Honig is the Trustee of Roth 401K and in such capacity is deemed to have voting and dispositive power over the securities held by such entity.

Item 1(a). Name of Issuer:

Chromadex Corporation, a Delaware corporation (“Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

10005 Muirlands Boulevard, Suite G, Irvine, California 92618

Item 2(a). Name of Person Filing.

The statement is filed on behalf of Barry Honig, 401K and Roth 401K (collectively, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c). Citizenship.

Barry Honig is a citizen of the United States. 401K and Roth 401K are organized in the state of Florida.

Item 2(d). Title of Class of Securities.

Common Stock, par value $0.001 per share.

Item 2(e). CUSIP Number.

171077407

Item 3. Type of Person

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 543,498 (1)

(b)	Percent of class: 1.12% (Based on 48,187,298 shares outstanding as of November 8, 2017)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 405,721

(ii)	Shared power to vote or to direct the vote: 137,777(2)

(iii)	Sole power to dispose or to direct the disposition of: 405,721

(iv)	Shared power to dispose or to direct the disposition of: 137,777(2)

(1)	Represents (i) 405,721 shares of common stock held by Barry Honig, (ii) 68,888 shares of common stock issuable upon exercise of outstanding warrants held by 401K and (iii) 68,889 shares of common stock issuable upon exercise of outstanding warrants held by Roth 401K. Barry Honig is the Trustee of 401K and Roth 401K and in such capacity is deemed to have voting and dispositive power over the securities held by such entities.
(2)	Represents (i) 68,888 shares of common stock issuable upon exercise of outstanding warrants held by 401K and (ii) 68,889 shares of common stock issuable upon exercise of outstanding warrants held by Roth 401K.

Item 5. Ownership of Five Percent or Less of a Class.

[X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018		/s/ Barry Honig
Barry Honig

GRQ CONSULTANTS, INC. 401K

Date: February 13, 2018	By:	/s/ Barry Honig
Barry Honig, Trustee

GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

Date: February 13, 2018	By:	/s/ Barry Honig
Barry Honig, Trustee